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ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/19 (MM/DD/YY) AND ENDING 01/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EarlyBirdCapital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hungtinton Quadrangle, Suite 4C18
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eileen Moore (631) 770-0608
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eileen Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EarlyBirdCapital, Inc., as of January 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COLEEN MCGLYNN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6210748
Qualified in Queens County
My Commission Expires ~~August 31, 2017~~ October 5, 2021

Eileen Moore
Signature

Chief Financial Officer
Title

Coleen McGlynn
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
EarlyBird Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EarlyBird Capital, Inc.(the "Company") as of January 31, 2020 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

BerKower LLC

Berkower LLC

Iselin, New Jersey
June 1, 2020

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Statement of Financial Condition
January 31, 2020

Assets		
Cash and cash equivalents	$	30,932,946
Certificates of deposit		612,861
Restricted cash - clearing account		506,048
Clearing firm receivable		106
Fees receivable		1,500,000
Investments		10,023,187
Property and equipment, net		48,634
Right of use asset		1,422,013
Security deposit		195,254
Other assets		141,676
Total assets	$	45,382,725
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	623,365
Commissions payable		7,933
Deferred expenses		99,973
Due to parent		1,877,787
Lease liability		1,580,462
Subordinated loans - related parties		2,900,000
Total liabilities		7,089,520
Stockholder's equity:		
Common stock, no par value, 1,500 shares authorized 500 shares issued and outstanding		18,849,691
Retained earnings		19,443,514
Total stockholder's equity		38,293,205
Total liabilities and stockholder's equity	$	45,382,725

See accompanying notes to financial statements

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Notes to Financial Statements
Year Ended January 31, 2020

1. Organization

EarlyBirdCapital, Inc. (the "Company"), is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent") which, in turn is a 80.4% owned subsidiary of Firebrand Financial Group, Inc. ("FFGI"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

2. Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains its cash balances in a few large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institutions. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements.

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

Effective June 1, 2008, the Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value

to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

The fair values of financial assets of the Company were determined using the following categories at January 31, 2020:

		Quoted prices in active markets (Level 1)		Observable market based inputs (Level 2)		Value at January 31, 2020
Corporate stocks	$	216,290	$	9,361,908	$	9,578,197
Warrants and UPOs		–		444,989		444,989
Total Investments		216,290		9,806,897		10,023,187
Cash equivalents and certificates of deposit		22,162,013		–		22,162,013
Total	$	**22,378,304**	$	**9,806,897**	$	**32,185,200**

Cash and cash equivalents of approximately $30,932,946 include money market securities of $21,549,152 that are considered to be highly liquid and easily tradable as of January 31, 2020. The Company also has certificates of deposit of $612,861 are considered to be highly liquid and easily tradable as of January 31, 2020. These securities are valued using inputs observable in active markets for identical securities and are therefore classified as Level 1 within our fair value hierarchy.

Level 2 investments represent restricted marketable securities which are valued based upon quoted market prices of identical unrestricted securities. The Company values such securities at a) cost, which is adjusted if the market value of the identical security declines; b) market value of the identical security, discounted to account for the restriction, or; c) undiscounted market value of the identical security.

(d) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis. The Company believes that the performance obligation

is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment banking income includes fees earned for financial advisory, underwriting and placement services. Financial advisory fees are earned throughout the term of the financial advisory agreement.

Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable. M&A fees are recognized upon the consummation of a business combination. Equities and options received are worthless until consummation of the business combination. Selling concessions from initial public offerings are included in syndicate commissions.

For its underwriting services and M&A fees, the Company believes that the revenue is fully constrained until the success of the initial public offering or consummation of the underlying business combination. At this time, the Company satisfies its performance obligations and recognizes the revenue.

The Company may receive equity instruments which include stock purchase warrants and common and preferred stock from companies as part of its compensation for investment-banking services that are classified as investments on the balance sheet, if still held at the financial reporting date. These instruments are stated at fair value in accordance with the guidance for "certain investments in debt and equity securities" and the guidance for "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, though the Company generally receives a registration right within one year. Company policy is to resell these securities in anticipation of short – term market movements. The Company recognizes revenue for such stock purchase warrants when received based on the Black Scholes valuation model. On a monthly basis the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value in the stock purchase warrants. Realized gains or losses are recognized in the statement of operations when the related stock purchase warrant is exercised and sold.

Revenue from contracts with customers includes commission income and fees from investment banking and financial advisory. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

(e) Investments

The Company classifies its existing marketable equity securities as Trading Securities in accordance with the guidance for "Accounting for Certain Investments in Debt and Equity

Securities." These securities are carried at fair market value. Realized gains or losses are recognized in the statement of operations when securities are sold. Gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of operations on a monthly basis based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges.

(f) Depreciation and Amortization

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or straight- line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

(g) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Certificates of Deposit

Certificates of deposit of $612,861 as of January 31, 2020 mature on various dates through June 2020.

(i) Security Deposit

The Company has a letter of credit for a lease commitment secured by cash collateral. As of January 31, 2020, the security deposit was $195,254.

(j) Recent Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue From Contracts With Customers (Topic 606)*, which creates a single, principle-based model for revenue recognition and expands and improves disclosures about revenue. The new guidance is effective for the Company beginning February 1, 2019, and must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently evaluating the potential impact of this standard on its financial statements which, (1) for investment banking advisory arrangements may change the timing of revenue recognition depending on the number and nature of the performance obligations identified, (2) for underwriting expenses and costs of advisory services and related reimbursement revenue may need to be recognized on a gross basis, and (3) for costs to obtain and fulfill a contract may need to be capitalized, amortized and reviewed regularly for impairment. The Company early adopted ASU 2014-09 as of February 1, 2018 and the adoption did not have an impact on the Company's financial statements.

In August 2016, the FASB issued ASU No. 2016-15, *Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments* (Topic 230) ("ASU 2016-15"), to address diversity in practice in how certain cash receipts and cash payments are presented in the

retrospectively. The Company adopted ASU 2016-15 as of the required effective date of February 1, 2018, and its adoption had no impact on the Company's financial position, results of operations or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, *Statement of Cash Flows* (Topic 230) ("ASU 2016-18"), which requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 as of the required effective date of February 1, 2018. As a result of the adoption, beginning and ending cash and cash equivalents balances now include the Company's restricted cash – clearing account balances. Inflows or outflows of the restricted cash balance are no longer presented as a component of the Company's investing activities.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company beginning February 1, 2020 and interim periods within those fiscal years. Early application is permitted for all entities. The company adopted this standard on February 1, 2019 and it had a material impact on the Company's financial statements due to lease agreement discussed in Note 6.

3. Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2020 are as follows:

	Cost	Unrealized Loss	Value
Investments	$ 18,349,157	$ (8,325,971)	$ 10,023,187

4. Property and Equipment

Property and equipment consist of the following at January 31, 2020:

	Life	
Furniture	5 years	$ 13,340
Equipment	5 years	60,388
Leasehold improvements	5 years	80,013
		153,741
Accumulated depreciation		(105,107)
Property and equipment, net		$ 48,634

5. Income Taxes

The Company is included in the consolidated income tax returns of FFGI. The years open for IRS examination for FFGI are years 2017 – 2019.

Taxes are reported as if the Company files on a stand-alone basis.

6. Commitments and Contingencies

(a) In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) *Lease Commitments*

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease and non-lease components, which the Company has elected to account for as a single lease component for all classes of underlying assets. Lease expense for variable lease components are recognized when the obligation is probable.

Operating lease right of use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The Company primarily leases buildings (real estate) which are classified as operating leases. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As an implicit interest rate is not readily determinable in the Company's leases, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Options for lease renewals have been excluded from the lease term (and lease liability) for the majority of the Company's leases as the reasonably certain threshold is not met.

Lease payments included in the measurement of the lease liability are comprised of fixed payments, variable payments that depend on index or rate, and amounts probable to be payable under the exercise of the Company option to purchase the underlying asset if reasonably certain.

The Company leases office space in two locations in New York which expire in May 2020 and December 2024.

Year ended January 31,		
2021	$	527,920
2022	$	390,507
2023	$	390,507
2024 and thereafter	$	748,469
	$	2,057,403

The weighted-average remaining lease term of operating leases is 4 years. The weighted-average discount rate used to impute interest is 9%.

7. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At January 31, 2020, there were no amounts to be indemnified to the clearing brokers.

Financial instruments that subject the Company to concentrations of credit risk consist primarily of receivables. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

8. Related Party Transactions

In connection with its initial public offering deals, the Company accepted temporary subordinated loans from certain officers for gross proceeds of $7,700,000. At January 31, 2020, the Company has fully repaid the subordinated loans. The loans were disclosed to and approved by FINRA.

In connection with its initial public offering deals, the Company accepted permanent subordinated loans from certain officers for gross proceeds of $2,900,000. At January 31, 2020, the amounts were still outstanding. The loans accrue interest of 9% per annum. The loans were disclosed to and approved by FINRA.

As of January 31, 2020, the Company had a due to parent balance of $1,877,787. This amount is owed to FFGI for incomes taxes owed attributable to the Company.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2020, the Company had net capital of $29,150,688, which was $28,966,187 in excess of its required net capital of $184,501. The Company's ratio of aggregate indebtedness to net capital was .09 to 1.

10. Subsequent Events

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company may be directly impacted from the market in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

The Company has evaluated all other subsequent events from the balance sheet date through June 1, 2020, the date the financial statements were available to be issued. There have been no material subsequent events which require recognition or disclosure.

LETTER OF AUTHORIZATION ("LOA") FOR CHANGE OF OWNERSHIP

DATE: 12/30/20

TO: (Print Name & Address of Broker-Dealer)
EarlyBirdCapital Inc
One Huntington Quad. Ste 4C18
Melville, NY 11747

FROM: (Print Name & Address of Customer)
Beth Tobias Altschuler Trust
737 Park Ave Apt 15A
New York, NY 10021

This Letter of Authorization executed by the undersigned customer serves as formal notification to transfer the cash and/or securities listed in the Assets Transfer Instructions Section ("customer" is used as singular or plural, as applicable). DO NOT USE WHITE OUT. If necessary, cross out errors and initial corrections.

ASSETS TRANSFER INSTRUCTIONS SECTION

Purpose of this transaction is: journal securities
(Attach separate, signed and dated pages if needed)

CASH $ ____________

MARKET VALUE OF SECURITIES $ ____________ (Approximate)

NO. OF SHARES OR PRINCIPAL AMOUNT OF BONDS

see attached list

DESCRIPTION OF SECURITIES

PLEASE TRANSFER THE ABOVE LISTED ASSETS
From My Account Number: 80604676 In the name of: Beth Tobias Altschuler Trust
To Account Number: 82568217 In the name of: Beth Altschuler (Individual)

OR TO: Name & Address of Institution/Individual Receiving Assets:

If delivering to another Brokerage firm/Institution:
Name of Institution: ____________
DTC # or ABA #: ____________
Account Number: ____________
Name of Beneficiary: ____________

If delivering a physical certificate or check directly to an individual(s):*
Tax ID # or SSN# of beneficiary is required for physical stock certificate delivery.
Tax ID # or SSN#: ____________
Delivery Address: ____________

*Indicate full title, including custodian name that should appear on the certificate

CUSTOMER SIGNATURE SECTION

The undersigned customer hereby authorizes you to transfer the above assets as indicated. In the event of a change in beneficial ownership as a result of this authorization, the undersigned customer hereby relinquishes all rights, title and interest in said securities and/or monies and irrevocably releases and discharges you and your clearing agent of any claims by the undersigned customer or by the undersigned customer's legal representatives thereto, including any disposition of such assets. Further, the undersigned customer hereby indemnifies you and your clearing agent against any and all losses and expenses incurred by you and your clearing agent for acting upon these instructions.

FOR INDIVIDUALS (INCLUDING JOINT ACCOUNTS):

Zachary Altschuler- trustee
Print Name of Customer

[signature]
Signature of Customer

12/30/20
Date

Print Name of Joint Customer

Signature of Joint Customer

__/__/__
Date

FOR TRUSTS, PARTNERSHIPS AND CORPORATIONS:

Print Account Title

Print Name and Title of Authorized Signer — Authorized Signature — Date __/__/__

Print Name and Title of Authorized Signer — Authorized Signature — Date __/__/__

MEDALLION STAMP SIGNATORY / NOTARY PUBLIC SECTION

(CUSTOMER'S SIGNATURE MUST BE MEDALLION STAMP GUARANTEED BY A FINANCIAL INSTITUTION IF VALUE OF ASSETS IS OVER $10,000. ALTERNATIVELY, A NOTARIZED SIGNATURE WILL BE ACCEPTED IN LIEU OF THE MEDALLION STAMP FOR VALUES UP TO $50,000.)

State of ____________, County of ____________

On this ____ day of ____________, 20____, before me, ____________,
Print Name of Notary Public/Authorized Medallion Signatory

personally appeared ____________
Print Name(s) of Customer(s) whose Signature(s) is/are Notarized/Medallion Stamp Guaranteed

____ Number of Signatures Being Notarized/Medallion Stamp Guaranteed

☐ Personally known to me or ☐ Proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

Authorized Medallion Stamp & Signature or Notary Public Stamp & Signature

CORRESPONDENT BROKER –DEALER APPROVAL SECTION

To Wedbush Securities Inc.: Under the terms of our Clearing Agreement and the Letter of Understanding signed by the above customer, we hereby request that you honor the instructions of our customer as stated above. We have carefully reviewed this request and the appropriate supporting documents, and we represent to you that this request is in compliance with all applicable laws and regulations. Our firm and its principal officers (both as officers and as individuals) jointly and severally indemnify you against any and all losses and expenses incurred or to be incurred by you for acting upon these instructions.

____
(Print Name of Principal)

______________________________ ___/___/___
Signature of Principal (or Authorized Designee) of Correspondent Broker-Dealer Date approved **FORWARD ORIGINAL TO CREDIT DEPT**

LOA 0413

LETTER OF AUTHORIZATION ("LOA") FOR CHANGE OF OWNERSHIP

DATE: 12/30/20

TO: (Print Name & Address of Broker-Dealer)
EarlyBirdCapital Inc
One Huntington Quad. Ste 4C18
Melville, NY 11747

FROM: (Print Name & Address of Customer)
Beth Tobias Altschuler Trust
737 Park Ave Apt 15A
New York, NY 10021

This Letter of Authorization executed by the undersigned customer serves as formal notification to transfer the cash and/or securities listed in the Assets Transfer Instructions Section ("customer" is used as singular or plural, as applicable). DO NOT USE WHITE OUT. If necessary, cross out errors and initial corrections.

ASSETS TRANSFER INSTRUCTIONS SECTION

Purpose of this transaction is: journal cash
(Attach separate, signed and dated pages if needed)

CASH $ 345,781.93 (all funds)

MARKET VALUE OF SECURITIES $ ____________ (Approximate)

NO. OF SHARES OR PRINCIPAL AMOUNT OF BONDS

DESCRIPTION OF SECURITIES

PLEASE TRANSFER THE ABOVE LISTED ASSETS
From My Account Number: 80604676 In the name of: Beth Tobias Altschuler Trust
To Account Number: 82568217 In the name of: Beth Altschuler (Individual)

OR TO: Name & Address of Institution/Individual Receiving Assets:

If delivering to another Brokerage firm/Institution:
Name of Institution:
DTC # or ABA #:
Account Number:
Name of Beneficiary:

If delivering a physical certificate or check directly to an individual(s):*
Tax ID # or SSN# of beneficiary is required for physical stock certificate delivery.
Tax ID # or SSN#:
Delivery Address:

*Indicate full title, including custodian name that should appear on the certificate

CUSTOMER SIGNATURE SECTION

The undersigned customer hereby authorizes you to transfer the above assets as indicated. In the event of a change in beneficial ownership as a result of this authorization, the undersigned customer hereby relinquishes all rights, title and interest in said securities and/or monies and irrevocably releases and discharges you and your clearing agent of any claims by the undersigned customer or by the undersigned customer's legal representatives thereto, including any disposition of such assets. Further, the undersigned customer hereby indemnifies you and your clearing agent against any and all losses and expenses incurred by you and your clearing agent for acting upon these instructions.

FOR INDIVIDUALS (INCLUDING JOINT ACCOUNTS):

Zachary Altschuler- trustee
Print Name of Customer

[signature]
Signature of Customer

12/30/20
Date

Print Name of Joint Customer

Signature of Joint Customer

/ /
Date

FOR TRUSTS, PARTNERSHIPS AND CORPORATIONS:

Print Account Title

Print Name and Title of Authorized Signer — Authorized Signature — Date / /

Print Name and Title of Authorized Signer — Authorized Signature — Date / /

MEDALLION STAMP SIGNATORY / NOTARY PUBLIC SECTION

(CUSTOMER'S SIGNATURE MUST BE MEDALLION STAMP GUARANTEED BY A FINANCIAL INSTITUTION IF VALUE OF ASSETS IS OVER $10,000. ALTERNATIVELY, A NOTARIZED SIGNATURE WILL BE ACCEPTED IN LIEU OF THE MEDALLION STAMP FOR VALUES UP TO $50,000.)

State of ____________, County of ____________

On this _____ day of ____________, 20_____, before me, ____________________,
Print Name of Notary Public/Authorized Medallion Signatory

personally appeared ____________________
Print Name(s) of Customer(s) whose Signature(s) is/are Notarized/Medallion Stamp Guaranteed

Number of Signatures Being Notarized/Medallion Stamp Guaranteed

☐ Personally known to me or ☐ Proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

Authorized Medallion Stamp & Signature or Notary Public Stamp & Signature

CORRESPONDENT BROKER –DEALER APPROVAL SECTION

To Wedbush Securities Inc.: Under the terms of our Clearing Agreement and the Letter of Understanding signed by the above customer, we hereby request that you honor the instructions of our customer as stated above. We have carefully reviewed this request and the appropriate supporting documents, and we represent to you that this request is in compliance with all applicable laws and regulations. Our firm and its principal officers (both as officers and as individuals) jointly and severally indemnify you against any and all losses and expenses incurred or to be incurred by you for acting upon these instructions.

(Print Name of Principal)

Signature of Principal (or Authorized Designee) of Correspondent Broker-Dealer

____/____/____
Date approved

FORWARD ORIGINAL TO CREDIT DEPT

LOA 0413